82-3118

FORTIS

Solid partners, flexible solutions

dlw 6/10

Results first quarter 2002

FORTIS

Solid partners, flexible solutions

Press release

Brussels/Utrecht, 29 May 2002

Fortis

Rue Royale 20
1000 Brussels
Belgium

Archimedeslaan 6
3584 BA Utrecht
The Netherlands

www.fortis.com

Fortis: a strong start to the year

During the first quarter of 2002, against the backdrop of a continuing weak economy, Fortis realised:

- a net operating profit of EUR 831 million, **an increase of 7%**. This is the highest net operating profit ever achieved in one quarter (EUR 0.64 per share);
- a net operating profit of EUR 302 million in the **insurance business, an increase of 5 %**;
- a net operating profit of EUR 586 million in the **banking business, an increase of 12%**;
- a **return on equity of 17.7% (year-on-year)**;
- an increase in **net earnings per share of 5%.**

Barring unforeseen circumstances, Fortis is expected to achieve its financial target for this year of an increase in net operating profit per share of at least 12%.

In the **insurance business,** the net operating profit totalled EUR 302 million, 5% higher than in the first quarter of 2001. Capital gains on investments were down from EUR 63 million after taxes in the first quarter of 2001 to EUR 52 million after taxes in the first three months of 2002. The profit growth in the insurance business may be attributed in part to the stabilisation of operating costs. The Non-life business and insurance activities in the United States performed particularly well.

Total gross premium income was 14% lower than in the first quarter of 2001. Sales of unit-linked insurances was slow, as in the previous quarters. In Life, gross premium income was down 37%, to EUR 2,418 million compared with the first quarter of 2001. Half this decline may be attributed to one-off events, such as the loss of premium income resulting from the sale of Fortis Financial Group (from the second quarter of 2001) and the sale of Fortis Assurances (from the first quarter of 2002) as well as Fortis Bank's pension portability in the Netherlands in the first quarter of 2001. The other half of the decline in premium income may be explained primarily by the lower premium income from FB Insurance. Compared to the fourth quarter of 2001 gross premium income rose by 9%. The technical result in Life increased by 29% compared with the first three months of 2001.

Non-life saw its total gross premium income climb by 17%, to EUR 3,403 million (+6% organically). All lines achieved good technical results. Accident and Health in the United States continued to perform particularly well thanks to the shift in focus from group insurances to individual health insurances.

Net operating profit in the **banking business** totalled EUR 586 million, 12% more than in the first quarter of 2001. Capital gains on investments amounted to EUR 192 million after taxes, EUR 37 million less than in the corresponding period of 2001. Excluding capital gains the net operating profit rose 35%. The qualitative improvement of the operating profit is due to income growth combined with staff cutbacks and lower miscellaneous costs. Total net revenues increased, also compared with the fourth quarter. Net interest income was 6% higher than in the first quarter of 2001 thanks to improved interest margins and volume growth. Net commission income came down 10% compared with the first quarter of 2001, but increased by 11% compared with the fourth quarter of 2001.
During the first quarter of 2002, the level of provisions for credit risks was relatively low. This level can not, however, be considered as a basis for extrapolation for the coming months. In addition, provisions were released as a result of the favourable evolution of a number of individual credit files (EUR 30 million). Risk-Weighted Assets (RWA) were up 3.4% relative to the end of the fourth quarter of 2001.
Operating expenses decreased 1.3% compared with the first three months of 2001 (excluding cost of assets held for lease). The number of FTEs in the banking business was cut, both in the Businesses and for the supporting services. Compared with 31 December 2001, staff levels fell by 648, to 41,461. With this reduction, one third of the staff cutbacks planned for 2002 have already been realised. Relative to the first quarter of 2001, the number of FTEs has fallen by 1,722.

Fortis CEO Anton van Rossum: "*Despite the continuing weak economy, Fortis has achieved better results than in the first three months of 2001. We are putting a great deal of time and effort into integrating our banking and insurance activities. We are on schedule and our efforts are now bearing fruit. Therefore, in 2002 more time and energy will be available to serve our clients: the client will once more be king (or queen)! Thanks to the measures implemented, Fortis is well-positioned to immediately capitalise on an economic recovery. Barring unforeseen circumstances, Fortis is expected to meet its financial target of an increase in net operating profit per share of at least 12%.*"

Key figures (in EUR million)

	First quarter 2002	First quarter 2001	Increase in %
Fortis			
Operating result before taxation	1,250	1,234	1
Net operating profit [1]	831	778	7
Non-operating items	19	33	(43)
Net profit	850	811	5
Net equity	14,852	13,845 [2]	7
Return on equity	17.7%	17.0%	
Balance sheet total	501,796	482,970 [2]	4
Total assets under management	310,163	316,106 [2]	(2)
Insurance			
Gross written premiums Life	2,418	3,845	(37)
Gross written premiums Non-Life	3,403	2,908	17
Combined ratio Non-Life	104	103	
Operating result before taxation	429	412	4
Net operating profit	302	287	5
Non-operating items		33	*
Net profit	302	319	(6)
FTEs (end of period)	23,062	23,803 [2]	(3)
Banking			
Total revenues net of interest expense	2,287	2,314	(1)
Operating result before taxation	872	854	2
Net operating profit	586	521	12
Non-operating items	19		*
Net profit	605	521	16
FTEs (end of period)	41,461	42,109 [2]	(2)

Key figures per share (in EUR)

	First quarter 2002	First quarter 2001	Increase in %
Net operating profit	0.64	0.60	7
After full conversion [3]	0.63	0.59	7
Net profit	0.66	0.63	5
After full conversion [3]	0.64	0.62	4
Net equity	11.48	10.70 [2]	7

[1] *The net operating profit equals the net profit including operating capital gains after adjustment for non-operating items.*
[2] *2001 year-end.*
[3] *After exercise of warrants and options and after full conversion of convertible bonds.*

Developments per Business

Insurance business

Developments in the **Dutch** Life market were strongly affected by recent changes in the Netherlands' tax legislation. Since consumers still have a whole host of questions about the implications of the new tax regime, fewer policies were taken out than in the same period last year. As expected, sales of single premiums dropped in response to rate adjustments. This led to a 27% decrease in gross premium income in Life compared with the first three months of last year, when Fortis Bank's pension portability in the Netherlands resulted in a once-only single premium of EUR 349 million. Excluding this once-only single premium, premiums were down 5%. ASR Bank, on the other hand, saw its sales of unit-linked mortgage products through intermediaries improve significantly, by 31% compared with the first quarter of 2001. In Non-life, ASR's gross premium income increased by 12%. The ongoing growth in premiums, which set in several quarters ago, was mainly – but not exclusively – realised in Accident and Health.
The number of FTEs remained stable compared with 31 December 2001, at 5,276. Cost-saving measures are beginning to bear fruit and are in line with our goals. The integration of back-office systems is also on track.
ASR's net operating profit fell from EUR 129 million to EUR 92 million as a result of sharply lower capital gains on investments (net EUR 47 million lower).

In **Belgium, Fortis AG's** gross premium income in Life slipped 12% to EUR 372 million. This was due primarily to lower sales of unit-linked products. In Non-life, Fortis AG's gross premium income rose by 9%, to EUR 240 million. Gross premium income was up in all lines, in particular in Motor (+12%). Following the success of 'Modulis' in 2001, a tailor-made insurance package for small and medium-sized companies introduced by Fortis AG, it launched a pilot for the introduction of 'Familis', a comparable product for the private market. Initial results are promising. Fortis AG has also announced the introduction of Fortis-e-Benefits, a package of on-line services for the day-to-day management of Employee Benefit plans. The services can be accessed by brokers, employers and employees.
In April, Fortis AG strengthened its real estate investment portfolio with the acquisition of Bernheim Comofi, for EUR 525 million. This brings Fortis AG's real estate portfolio to EUR 1.6 billion (circa 35% of its total portfolio).
Fortis AG's income was up 8% and its operating expenses remained more or less the same. The number of FTEs was stable, at 3,261, during the first quarter of 2002. Its net operating profit rose from EUR 48 million to EUR 59 million on the strength of the higher investment income.

In the **United States, Fortis, Inc.'s** operating profit is clearly on the rise. The recovery may be attributed primarily to the turnaround of the results of Assurant Group and the continuing improvement of the performance of Fortis Health. Assurant saw its gross premium income increase by 1%, and loss ratios developed favourably, in part due to the mild winter weather.

Fortis Health performed particularly well in health insurances for private individuals and small businesses, also thanks to improved loss ratios.
Sales of insurances through State Farm are also beginning to take off and are generating positive results. A similar agreement was entered into with USAA for health insurances for military personnel.
In the first quarter of 2002, the number of FTEs remained stable, at 11,082 and net operating profit rose sharply, from EUR 50 million to EUR 87 million.

At **Fortis International** and **Fortis Corporate Insurance (FCI),** as in the previous quarters, Fortis Insurance Ltd. in the United Kingdom posted good results in Motor, but this success was partially undone by negative developments in Fire. The result at FCI improved. In Spain, commission income from the distribution of pension insurances contributed strongly to the upturn in CAIFOR's net operating profit. The joint venture in bancassurance entered into with Maybank in Malaysia yielded positive results. The first results of Tai Ping Life, Fortis's Chinese joint venture in life insurances, exceeded expectations. This may be attributed primarily to insurance sales via the bank.
Fortis International and FCI's net operating profit rose from EUR 24 million to EUR 29 million.

Banking business

Within **Network Banking** the focus of the retail business on providing financial services to private clients will become stronger than ever, following the integration efforts of the past years. Thus, in Belgium preparations have been made for the "Clients Bank" project, which will involve extra attention to the service that we provide to our clients, and additional sales support will be provided to the branch network. Gross premium income at FB Insurance was considerably lower than in the first quarter of 2001. The 60% decline in gross premiums, to EUR 391 million, is mainly attributable to lower premiums from investment-linked products. Compared with the fourth quarter of 2001, however, gross premium income has recovered slightly (+6%).
In the Netherlands further progress has been made with respect to enhancing the co-operation between all the Fortis companies that are active in the Netherlands. In addition, the restructuring measures are beginning to pay off. In commercial banking the advice and service centres for medium-sized companies launched two years ago are now operating at full capacity.
The corporate sectors are further enhancing their specialised range of services and their geographical diversification, with a particular focus on balancing risk and return.
The net operating profit at Network Banking rose from EUR 418 million to EUR 461 million. During the first quarter of 2002 the number of FTEs fell with 292, from 22,604 to 22,312.

Within **Merchant Banking,** the Financial Markets sector continues to perform very well, partly because of the issuing activities. Investment Banking enjoyed a strong result from trading, particularly with respect to reverse convertibles. Also, the "Moeara Enim" and "Clickfonds" transactions were brought to a successful conclusion. The sales activities at Securities continued their weak performance, however, owing to the adverse stock market climate. The specialised services offered by Information Banking to institutional investors performed as expected.
At Merchant Banking, the net operating profit was up from EUR 105 million to EUR 116 million. The number of FTEs remained stable in the first quarter, at 2,730 (2001 year-end: 2,735).

At **Fortis Investment Management (FIM)** the inflow of new capital was mainly related to a number of new funds, including several funds offering a capital guarantee. Funds comprising Emerging Market Bonds and Eastern European Equities were also successful. In response to client demand for ethical funds, FIM also launched 'Fortis L Fund – Equity Socially Responsible Europe.'
FIM raised its net operational profit from EUR 10 million to EUR 14 million. During the first quarter of 2002, the number of FTEs fell with 53, from 688 to 635.

At **Private Banking** growth was mainly due to cost savings and control as well as strategic initiatives such as the introduction of high value-added services in Private Banking and an improved billing ratio (a measure for the productivity) in Trust. Moreover, the non-cyclical income from interest products and trust operations continued to provide a stable revenue basis.
In the first quarter of 2001 Private Banking realised an intake of new assets under management of EUR 1.1 billion. Combined with market performance and disposal of non-core activities this resulted in a decline in assets under management of 1.2% since 2001 year-end.
In line with its growth strategy the Private Bank signed a Heads of Agreement with Intertrust, aiming to have final closure by the summer. This will allow for tapping into a new network of High Net Worth Individuals, further access to non-cyclical income, increased cross-selling of banking and insurance products and cost synergies.
The net operating profit at Private Banking improved considerably, from EUR 23 million to EUR 29 million. The number of FTEs rose slightly in the first quarter, from 2,346 at the end of 2001, to 2,363.

Solvency

Fortis reinforced its solvency during the first quarter. At the end of March net core capital amounted to EUR 20,364 million, i.e. 20.0% more than the lower limit of EUR 16,977 million set by Fortis and 6.5% below its upper limit of EUR 21,772 million. On 7 May Fortis successfully placed the EUR 1.25 billion issue of Floating Rate Equity-Linked Subordinated Hybrid (FRESH) Capital Securities with institutional investors. Fortis Bank acted as co-lead manager for this issue. Through this issue Fortis has further reinforced its already healthy core capital, without any direct dilution.

Annexes to report on first quarter figures 2002 of Fortis

REVIEW REPORT

Introduction

We have reviewed the interim financial statements as of 31 March 2002 of Fortis. These interim financial statements are the responsibility of the management of Fortis. Our responsibility is to issue a report on these interim financial statements based on our review.

Scope

We conducted our review in accordance with generally accepted standards for review engagements. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and therefore provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the interim financial statements as of 31 March 2002 for them to be in conformity with generally accepted accounting principles for interim information.

Utrecht, 29 May 2002

KPMG Accountants N.V.

Brussels, 29 May 2002

PricewaterhouseCoopers
Réviseurs d'Entreprises S.C.C.R.L.
represented by
Ph. Barbier and D. van Woensel

Annexes to report on first quarter figures 2002 of Fortis

Consolidated profit and loss account
(in EUR million)

	First quarter 2002	*First quarter 2001*	*Increase in %*
Revenues:			
Insurance premiums	4,623.1	5,813.4	(20)
Interest income	5,578.6	6,354.1	(12)
Commissions and fees	469.9	520.9	(10)
Results from financial transactions	608.0	(984.8)	*
Other revenues	646.0	562.5	15
Total revenues	11,925.6	12,266.1	(3)
Interest expense	(3,849.7)	(4,622.4)	(17)
Total revenues, net of interest expense	**8,075.9**	**7,643.7**	**6**
Technical charges insurance	(4,136.5)	(3,659.0)	13
Value adjustments	(42.8)	(92.7)	(54)
Net revenues	3,896.6	3,892.0	0
Operating expenses	(2,646.2)	(2,657.7)	(0)
Operating result before taxation	**1,250.4**	**1,234.3**	**1**
Taxation	(375.3)	(411.6)	(9)
Operating group profit	875.1	822.7	6
Minority interests	44.3	44.8	(1)
Net operating profit	**830.8**	**777.9**	**7**
Non-recurrent capital gains:			
- Suez (Insurance)		32.8	
- Arbed (Banking)	18.7		
Non-operating items after taxation	18.7	32.8	
Net profit	**849.5**	**810.7**	**5**

Annexes to report on first quarter figures 2002 of Fortis

Consolidated balance sheet (before appropriation of profit)
(in EUR million)

	31 March 2002	*31 December 2001*
Assets		
Cash	5,822.1	5,094.2
Trading securities	19,902.0	19,447.0
Investments	143,572.1	147,676.3
Loans and advances to credit institutions	84,902.5	63,761.9
Loans and advances to customers	180,529.6	176,833.9
Reinsurers' share of technical provisions	7,052.2	6,890.8
Deferred acquisition costs	2,872.3	2,963.6
Prepayments and accrued income	17,712.1	19,844.9
Investments on behalf of policyholders	23,225.2	23,567.4
Other assets	16,205.7	16,889.9
Total assets	**501,795.8**	**482,969.9**
Liabilities		
Amounts owed to credit institutions	118,596.8	96,337.3
Amounts owed to customers	173,776.3	179,687.2
Debt certificates	50,711.1	50,895.9
Technical provisions	59,194.1	59,533.4
Technical provisions related to investments on behalf of policyholders	22,794.3	23,084.9
Accruals and deferred income	18,747.0	19,772.6
Other liabilities	27,349.1	23,998.3
Convertible notes	1,257.3	1,257.3
Subordinated liabilities *	10,005.7	10,209.1
	482,431.7	464,776.0
Fund for general banking risks *	2,217.0	2,216.7
Minority interests in group equity	2,295.6	2,132.7
Net equity	14,851.5	13,844.5
Group equity *	17,147.1	15,977.2
Total liabilities	**501,795.8**	**482,969.9**

* Risk-bearing capital	29,369.8	28,403.0

Annexes to report on first quarter figures 2002 of Fortis

Key figures per share

	First quarter 2002	*First quarter 2001*
	EUR	EUR
Fortis		
Net operating profit	0.64	0.60
After full conversion [1]	0.63	0.59
Net profit	0.66	0.63
After full conversion [1]	0.64	0.62
Net equity	11.48	10.70 [3]
Average number of shares outstanding	1,293,565,659	1,292,512,397 [2]
Number of shares outstanding end of period	1,293,565,659	1,293,565,659 [3]

1) *After exercise of warrants and options and full conversion of convertible bonds.*
2) *After repurchase of Fortis shares by Fortis (NL).*
3) *Year-end 2001.*

Net equity

Movements in net equity were as follows (in EUR million):

Net equity at 31 December 2001	**13,844.5**
Net profit	849.5
Revaluation of investments	299.8
Reversal of revaluation on sale of investments	(41.5)
Taxation	(93.1)
Goodwill	(13.3)
Translations differences	6.2
Other changes in net equity	(0.6)
Net equity at 31 March 2002	**14,851.5**

Solvency

	Floor	*Cap*
Net core capital [1]	20,364.1	20,364.1
Solvency requirement	16,976.5	21,772.3
Solvency surplus / deficit	3,387.6	(1,408.2)
Net core capital as multiple of solvency target	1.20	0.94

1) *Consists of Group equity, Fund for general banking risks and Tier 1 loan.*

Annexes to report on first quarter figures 2002 of Fortis

Profit and Loss account by sector
(in EUR million)

				First quarter 2002
	Insurance	*Banking*	*General* [1]	*Total*
Revenues:				
Insurance premiums	4,623.1			4,623.1
Interest income	787.4	4,867.2	(76.0)	5,578.6
Commissions and fees		469.9		469.9
Results from financial transactions				
- on behalf of policyholders	77.5			77.5
- other	61.8	468.7		530.5
Other revenues				
- on behalf of policyholders	120.9			120.9
- other	318.2	205.0	1.9	525.1
Total revenues	5,988.9	6,010.8	(74.1)	11,925.6
Interest expense	(175.4)	(3,723.8)	49.5	(3,849.7)
Total revenues, net of interest expense	**5,813.5**	**2,287.0**	**(24.6)**	**8,075.9**
Technical charges insurance	(4,136.5)			(4,136.5)
Value adjustments		(42.8)		(42.8)
Net revenues	1,677.0	2,244.2	(24.6)	3,896.6
Operating expenses	(1,247.5)	(1,371.8)	(26.9)	(2,646.2)
Operating result before taxation	**429.5**	**872.4**	**(51.5)**	**1,250.4**
Taxation	(112.3)	(269.2)	6.2	(375.3)
Operating group profit	317.2	603.2	(45.3)	875.1
Minority interests	15.6	16.9	11.8	44.3
Net operating profit	**301.6**	**586.3**	**(57.1)**	**830.8**
Non-operating items after taxation		18.7		18.7
Net profit	**301.6**	**605.0**	**(57.1)**	**849.5**
Net interest income		1,143.4		

[1] *General covers the income, charges and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Annexes to report on first quarter figures 2002 of Fortis

Profit and Loss account by sector
(in EUR million)

				First quarter 2001
	Insurance	*Banking*	*General* [1]	*Total*
Revenues:				
Insurance premiums	5,813.4			5,813.4
Interest income	848.6	5,542.3	(36.8)	6,354.1
Commissions and fees		520.9		520.9
Results from financial transactions				
- on behalf of policyholders	(1,614.6)			(1,614.6)
- other	103.8	526.0		629.8
Other revenues				
- on behalf of policyholders	99.4			99.4
- other	273.3	186.7	3.1	463.1
Total revenues	5,523.9	6,775.9	(33.7)	12,266.1
Interest expense	(194.9)	(4,461.5)	34.0	(4,622.4)
Total revenues, net of interest expense	**5,329.0**	**2,314.4**	**0.3**	**7,643.7**
Technical charges insurance	(3,659.0)			(3,659.0)
Value adjustments		(92.7)		(92.7)
Net revenues	1,670.0	2,221.7	0.3	3,892.0
Operating expenses	(1,258.2)	(1,368.2)	(31.3)	(2,657.7)
Operating result before taxation	**411.8**	**853.5**	**(31.0)**	**1,234.3**
Taxation	(110.2)	(314.6)	13.2	(411.6)
Operating group profit	301.6	538.9	(17.8)	822.7
Minority interests	15.0	17.5	12.3	44.8
Net operating profit	**286.6**	**521.4**	**(30.1)**	**777.9**
Non-operating items after taxation	32.8			32.8
Net profit	**319.4**	**521.4**	**(30.1)**	**810.7**
Net interest income		1,080.8		

[1] *General covers the income, charges and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Annexes to report on first quarter figures 2002 of Fortis

Balance sheet by sector
(in EUR million)

	Insurance	*Banking*	*General* [1]	*31 March 2002 Total*
Assets				
Cash	1,050.4	5,257.8	(486.1)	5,822.1
Trading securities		19,902.0		19,902.0
Investments	50,225.7	93,045.6	300.8	143,572.1
Loans and advances to credit institutions	1,327.2	84,096.4	(521.1)	84,902.5
Loans and advances to customers	16,193.5	168,246.3	(3,910.2)	180,529.6
Reinsurers' share of technical provisions	7,052.2			7,052.2
Deferred acquisition costs	2,872.3			2,872.3
Prepayments and accrued income	1,180.5	16,638.1	(106.5)	17,712.1
Investments on behalf of policyholders	23,225.2			23,225.2
Other assets	5,859.3	10,900.7	(554.3)	16,205.7
Total assets	**108,986.3**	**398,086.9**	**(5,277.4)**	**501,795.8**
Liabilities				
Amounts owed to credit institutions	316.4	121,400.1	(3,119.7)	118,596.8
Amounts owed to customers		175,132.1	(1,355.8)	173,776.3
Debt certificates	5,428.6	41,499.0	3,783.5	50,711.1
Technical provisions	59,194.1			59,194.1
Technical provisions related to investments on behalf of policyholders	22,794.3			22,794.3
Accruals and deferred income	1,292.4	17,497.3	(42.7)	18,747.0
Other liabilities	9,230.3	20,066.3	(1,947.5)	27,349.1
Convertible notes	1.4		1,255.9	1,257.3
Subordinated liabilities	2,529.2	9,740.8	(2,264.3)	10,005.7
	100,786.7	385,335.6	(3,690.6)	482,431.7
Fund for general banking risks		2,217.0		2,217.0
Minority interests in group equity	694.5	970.6	630.5	2,295.6
Net equity	7,505.1	9,563.7	(2,217.3)	14,851.5
Group equity	8,199.6	10,534.3	(1,586.8)	17,147.1
Total liabilities	**108,986.3**	**398,086.9**	**(5,277.4)**	**501,795.8**

1) General covers the balance sheet items and eliminations which are not attributable to the insurance or banking sector or to a specific region.

Annexes to report on first quarter figures 2002 of Fortis

Balance sheet by sector
(in EUR million)

				31 December 2001
	Insurance	*Banking*	*General* [1]	*Total*
Assets				
Cash	1,154.1	4,555.2	(615.1)	5,094.2
Trading securities		19,447.0		19,447.0
Investments	50,487.3	96,866.9	322.1	147,676.3
Loans and advances to credit institutions	1,971.2	62,459.9	(669.2)	63,761.9
Loans and advances to customers	16,121.2	164,089.8	(3,377.1)	176,833.9
Reinsurers' share of technical provisions	6,890.8			6,890.8
Deferred acquisition costs	2,963.6			2,963.6
Prepayments and accrued income	1,318.2	18,652.4	(125.7)	19,844.9
Investments on behalf of policyholders	23,567.4			23,567.4
Other assets	5,463.0	11,922.9	(496.0)	16,889.9
Total assets	**109,936.8**	**377,994.1**	**(4,961.0)**	**482,969.9**
Liabilities				
Amounts owed to credit institutions	378.3	98,273.7	(2,314.7)	96,337.3
Amounts owed to customers		181,324.8	(1,637.6)	179,687.2
Debt certificates	4,601.4	42,415.9	3,878.6	50,895.9
Technical provisions	59,533.4			59,533.4
Technical provisions related to investments on behalf of policyholders	23,084.9			23,084.9
Accruals and deferred income	1,496.9	18,303.8	(28.1)	19,772.6
Other liabilities	10,584.5	15,767.9	(2,354.1)	23,998.3
Convertible notes	1.4		1,255.9	1,257.3
Subordinated liabilities	2,475.6	9,985.6	(2,252.1)	10,209.1
	102,156.4	366,071.7	(3,452.1)	464,776.0
Fund for general banking risks		2,216.7		2,216.7
Minority interests in group equity	694.5	798.6	639.6	2,132.7
Net equity	7,085.9	8,907.1	(2,148.5)	13,844.5
Group equity	7,780.4	9,705.7	(1,508.9)	15,977.2
Total liabilities	**109,936.8**	**377,994.1**	**(4,961.0)**	**482,969.9**

1) *General covers the balance sheet items and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Annexes to report on first quarter figures 2002 of Fortis

Assets under management by origin
(in EUR million)

		31 March 2002		*31 December 2001*		*Increase in %*
Investments insurance	50,225.7		50,487.3		(1)	
Investments banking	93,045.6		96,866.9		(4)	
Total investments for own account [1]		143,572.1		147,676.3		(3)
Investments on behalf of policyholders		23,225.2		23,567.4		(1)
- private customers	59,491.4		60,220.9		(1)	
- institutional customers	33,052.8		33,728.0		(2)	
- funds	50,821.4		50,913.8		(0)	
Funds under management		143,365.6		144,862.7		(1)
Total assets under management		**310,162.9**		**316,106.4**		**(2)**

[1] *This amount also includes the intercompany accounts and investments which cannot be attributed either to insurance or to banking.*

Roll-forward funds under management for the first quarter 2002
(in EUR million)

	Private customers	*Institutional customers*	*Funds*	*Total*
Closing balance at 31 December 2001	60,220.9	33,728.0	50,913.8	144,862.7
Net new means	1,074.4	(423.8)	800.9	1,451.5
Capital gains/losses	(1,803.9)	(251.4)	(893.3)	(2,948.6)
Closing balance at 31 March 2002	**59,491.4**	**33,052.8**	**50,821.4**	**143,365.6**

Funds under management by region of investment
(in EUR million)

	Private customers	*Institutional customers*	*Funds*	*Total*
Belgium	4,798.3	2,514.5	10,844.9	18,157.7
The Netherlands	23,869.2	6,070.7	10,319.5	40,259.4
Luxembourg	3,817.1	1,122.6	5,378.6	10,318.3
Benelux	32,484.6	9,707.8	26,543.0	68,735.4
United States	1,829.3	10,353.6	1,742.1	13,925.0
Rest of the world	25,177.5	12,991.4	22,536.3	60,705.2
Total	**59,491.4**	**33,052.8**	**50,821.4**	**143,365.6**

Annexes to report on first quarter figures 2002 of Fortis

Summary of consolidated figures Insurance

(in EUR million)

	First quarter 2002	*First quarter 2001*
AMEV Stad Rotterdam Verzekeringsgroep		
Total revenues, net of interest expense	1,943.8	1,972.4
Operating result before taxation	133.4	180.8
Net operating profit	92.2	128.8
Total assets	42,711.6	41,654.0 [2]
Fortis AG		
Total revenues, net of interest expense	793.4	732.1
Operating result before taxation	74.1	65.9
Net operating profit	59.3	48.5
Total assets	16,330.6	15,940.0 [2]
FB Insurance		
Total revenues, net of interest expense	562.8	875.7
Operating result before taxation	52.8	55.6
Net operating profit	34.3	36.0
Total assets	15,951.7	16,349.6 [2]
Fortis International		
Total revenues, net of interest expense	674.8	773.0
Operating result before taxation	41.9	33.7
Net operating profit	29.0	23.4
Total assets	8,683.5	10,542.9 [2]
Fortis, Inc.		
Total revenues, net of interest expense	1,838.7	975.8
Operating result before taxation	127.3	75.8
Net operating profit	86.8	49.9
Total assets	25,628.9	25,736.3 [2]
Insurance		
Total revenues, net of interest expense	5,813.5	5,329.0
Operating result before taxation	429.5	411.8
Net operating profit	301.6	286.6
Total assets [1]	108,986.3	109,936.8 [2]

1) *Including eliminations.*
2) *Year-end 2001.*

Annexes to report on first quarter figures 2002 of Fortis

Profit and loss account insurance
(in EUR million)

	Life	Non-life	First quarter 2002 Total
Revenues:			
Insurance premiums	2,380.0	2,243.1	4,623.1
Interest income	598.9	188.5	787.4
Results from financial transactions			
- on behalf of policyholders	77.5		77.5
- other	55.3	6.5	61.8
Other revenues			
- on behalf of policyholders	120.9		120.9
- other	212.7	105.5	318.2
Total revenues	3,445.3	2,543.6	5,988.9
Interest expense	(142.6)	(32.8)	(175.4)
Total revenues, net of interest expense	**3,302.7**	**2,510.8**	**5,813.5**
Technical charges insurance	(2,701.9)	(1,434.6)	(4,136.5)
Net revenues	600.8	1,076.2	1,677.0
Operating expenses	(324.8)	(922.7)	(1,247.5)
Operating result before taxation	**276.0**	**153.5**	**429.5**
Taxation	(68.3)	(44.0)	(112.3)
Operating group profit	207.7	109.5	317.2
Minority interests	15.1	0.5	15.6
Net operating profit	**192.6**	**109.0**	**301.6**
Non-operating items after taxation			
Net profit	**192.6**	**109.0**	**301.6**
Technical result:			
- Life	195.7		
- Accident & Health		57.5	
- Motor		27.1	
- Fire		(5.5)	
- Other		47.6	
Total technical result	**195.7**	**126.7**	
Realized and unrealized capital gains	55.3	6.5	
Exceptional income and charges	0.0	0.4	
Other	25.0	19.9	
Operating result before taxation	**276.0**	**153.5**	

Annexes to report on first quarter figures 2002 of Fortis

Profit and loss account insurance
(in EUR million)

			First quarter 2001
	Life	*Non-life*	*Total*
Revenues:			
Insurance premiums	3,716.0	2,097.4	5,813.4
Interest income	681.1	167.5	848.6
Results from financial transactions			
- on behalf of policyholders	(1,614.6)		(1,614.6)
- other	105.5	(1.7)	103.8
Other revenues			
- on behalf of policyholders	99.4		99.4
- other	176.8	96.5	273.3
Total revenues	3,164.2	2,359.7	5,523.9
Interest expense	(142.7)	(52.2)	(194.9)
Total revenues, net of interest expense	**3,021.5**	**2,307.5**	**5,329.0**
Technical charges insurance	(2,267.5)	(1,391.5)	(3,659.0)
Net revenues	754.0	916.0	1,670.0
Operating expenses	(467.3)	(790.9)	(1,258.2)
Operating result before taxation	**286.7**	**125.1**	**411.8**
Taxation	(77.6)	(32.6)	(110.2)
Operating group profit	209.1	92.5	301.6
Minority interests	15.0		15.0
Net operating profit	**194.1**	**92.5**	**286.6**
Non operating items after taxation	25.7	7.1	32.8
Net profit	**219.8**	**99.6**	**319.4**
Technical result:			
- Life	152.2		
- Accident & Health		48.0	
- Motor		14.3	
- Fire		5.9	
- Other		40.7	
Total technical result	**152.2**	**108.9**	
Realized and unrealized capital gains	92.2	(1.7)	
Exceptional income and charges	(3.2)	(2.0)	
Other	45.5	19.9	
Operating result before taxation	**286.7**	**125.1**	

Annexes to report on first quarter figures 2002 of Fortis

Specification of net premiums earned
(in EUR million)

	Life	*Non-life*				*Total*
		Accident & Health	*Motor*	*Fire*	*Other*	
First quarter 2002						
Gross premiums	2,417.8	1,440.2	410.6	258.1	1,293.9	5,820.6
Ceded reinsurance premiums	(37.8)	(185.3)	(0.2)	(46.7)	(567.0)	(837.0)
Net change in provisions for unearned premiums		(222.2)	(53.8)	(27.6)	(56.9)	(360.5)
Total net premiums earned	**2,380.0**	**1,032.7**	**356.6**	**183.8**	**670.0**	**4,623.1**
First quarter 2001						
Gross premiums	3,845.0	1,222.4	389.1	227.7	1,069.2	6,753.4
Ceded reinsurance premiums	(129.0)	(135.6)	(33.3)	(42.9)	(447.1)	(787.9)
Net change in provisions for unearned premiums		(48.8)	(40.8)	(21.5)	(41.0)	(152.1)
Total net premiums earned	**3,716.0**	**1,038.0**	**315.0**	**163.3**	**581.1**	**5,813.4**

Net premiums earned by line of business, by region
(in EUR million)

	Life	*Non-life*				*Total*
		Accident & Health	*Motor*	*Fire*	*Other*	
First quarter 2002						
Belgium	760.4	73.5	74.1	69.1	30.6	1,007.7
The Netherlands	1,098.1	151.5	117.8	72.4	67.6	1,507.4
Luxembourg	85.7	0.1		1.7	1.4	88.9
Total Benelux	1,944.2	225.1	191.9	143.2	99.6	2,604.0
United States	243.5	794.2			556.9	1,594.6
Rest of the world	192.3	13.4	164.7	40.6	13.5	424.5
Total	**2,380.0**	**1,032.7**	**356.6**	**183.8**	**670.0**	**4,623.1**
First quarter 2001						
Belgium	1,314.8	67.1	68.0	64.7	25.0	1,539.6
The Netherlands	1,493.5	281.2	96.9	59.7	68.2	1,999.5
Luxembourg	182.4			1.5	1.2	185.1
Total Benelux	2,990.7	348.3	164.9	125.9	94.4	3,724.2
United States	354.2	675.5			463.9	1,493.6
Rest of the world	371.1	14.2	150.1	37.4	22.8	595.6
Total	**3,716.0**	**1,038.0**	**315.0**	**163.3**	**581.1**	**5,813.4**

Annexes to report on first quarter figures 2002 of Fortis

Specification life insurance premiums

(in EUR million)

	First quarter 2002	*First quarter 2001*	*Increase in %*
Individual premiums	1,714.3	2,786.2	(38)
Premiums under group contracts	703.5	1,058.8	(34)
Gross premiums	**2,417.8**	**3,845.0**	**(37)**
Periodic premiums	1,053.3	1,267.1	(17)
Single premiums	1,364.5	2,577.9	(47)
Gross premiums	**2,417.8**	**3,845.0**	**(37)**
Premiums from:			
- Non-bonus contracts	552.2	668.9	(17)
- Bonus contracts	1,100.4	1,750.0	(37)
- Contracts where the policyholders bear the investment risk	765.2	1,426.1	(46)
Gross premiums	**2,417.8**	**3,845.0**	**(37)**
Individual contracts:			
- Periodic premiums	470.1	467.3	1
- Single premiums	705.3	1,084.2	(35)
Premiums group contracts	477.2	867.4	(45)
Investment-linked premiums	765.2	1,426.1	(46)
Gross premiums	**2,417.8**	**3,845.0**	**(37)**

Key figures insurance by quarter

(in EUR million)

	2002				*2001*
	first quarter	*fourth quarter*	*third quarter*	*second quarter*	*first quarter*
Premiums earned Life	2,380.0	2,186.5	2,005.0	2,290.2	3,716.0
Premiums earned Non-life	2,243.1	1,952.9	2,019.3	1,895.0	2,097.4
Operating expenses	(1,247.5)	(1,214.6)	(1,233.4)	(1,255.5)	(1,258.2)
Operating result before taxation	429.5	275.7	448.2	531.4	411.8
Taxation	(112.3)	(49.7)	(114.7)	(121.4)	(110.2)
Net operating profit	**301.6**	**210.3**	**318.8**	**393.7**	**286.6**
Non operating items after taxation		(68.4)	126.0	277.6	32.8
Net profit	**301.6**	**141.9**	**444.8**	**671.3**	**319.4**

Annexes to report on first quarter figures 2002 of Fortis

Specification of commissions and fees banking
(in EUR million)

		First quarter 2002		*First quarter 2001*		*Increase in %*
Issuance	20.0		36.6		(45)	
Securities transactions	149.0		182.5		(18)	
Insurance	33.5		46.5		(28)	
Asset management	198.3		159.9		24	
Payment services	84.6		82.1		3	
Miscellaneous	144.9		163.0		(11)	
Total commission income		630.3		670.6		(6)
Commission paid		(160.4)		(149.7)		7
Net commission income		**469.9**		**520.9**		**(10)**

Specification of result from financial transactions banking
(in EUR million)

	First quarter 2002	*First quarter 2001*	*Increase in %*
Trading	141.6	151.6	(7)
Venture capital	(4.6)	4.1	*
Realized capital gains and losses	331.7	370.3	(10)
Total	**468.7**	**526.0**	**(11)**

Specification of other revenues banking
(in EUR million)

	First quarter 2002	*First quarter 2001*	*Increase in %*
Dividends from equity securities	6.3	9.0	(30)
Rental income land & buildings	35.9	34.4	4
Revenues from participating interests	11.4	5.6	*
Income from leasing activities	123.3	90.4	36
Other revenues	28.1	47.3	(41)
Total	**205.0**	**186.7**	**10**

Annexes to report on first quarter figures 2002 of Fortis

Specification operating expenses banking
(in EUR million)

	First quarter 2002	*First quarter 2001*	*Increase in %*
Staff costs	747.3	732.3	2
Depreciation and amortization	63.2	68.3	(8)
Other costs	464.3	495.7	(6)
	1,274.8	1,296.3	(2)
Cost of assets held for lease	92.7	71.9	29
Value (re)adjustments land and buildings	4.3		*
Total operating expenses	**1,371.8**	**1,368.2**	**0**

Selected balance sheet figures banking
(in EUR million)

		31 March 2002		*31 December 2001*
Balance sheet total		398,086.9		377,994.1
Risk-bearing capital		22,492.1		21,908.0
Risk-weighted assets		157,812.2		152,606.5
Tier 1 ratio (in %)		8.7		8.5
Total capital ratio (in %)		13.4		13.5
Loans and advances to customers:				
• public sector		5,143.0		5,965.3
• private sector				
* commercial		97,047.3		94,063.2
* retail				
- mortgages	42,549.4		40,816.3	
- other	23,506.6		23,245.0	
		66,056.0		64,061.3
Total loans and advances to customers		**168,246.3**		**164,089.8**
Amounts owed to customers:				
• savings deposits				
* repayable on demand	41,867.0		40,768.4	
* with agreed maturity dates or periods of notice	54,123.5		54,471.4	
		95,990.5		95,239.8
• other debts				
* repayable on demand	51,156.5		53,428.7	
* with agreed maturity dates or periods of notice	27,985.1		32,656.3	
		79,141.6		86,085.0
Total amounts owed to customers		**175,132.1**		**181,324.8**

Annexes to report on first quarter figures 2002 of Fortis

Key figures banking by quarter
(in EUR million)

	2002				*2001*
	first quarter	*fourth quarter*	*third quarter*	*second quarter*	*first quarter*
Nert interest income	1,143.4	1,141.7	1,097.9	1,083.6	1,080.8
Commissions and fees	469.9	422.4	512.2	522.9	520.9
Results from financial transactions	468.7	(67.3)	223.2	320.6	526.0
Other revenues	205.0	309.3	173.7	227.6	186.7
Total revenues. Net of interest expense	**2,287.0**	**1,806.1**	**2,007.0**	**2,154.7**	**2,314.4**
Value adjustments	(42.8)	(369.7)	(93.4)	(70.0)	(92.7)
Staff costs	(747.3)	(734.7)	(784.9)	(743.0)	(732.3)
Other operating expenses	(531.8)	(550.2)	(583.8)	(621.4)	(564.0)
Cost of assets held for lease	(92.7)	(102.3)	(85.6)	(83.8)	(71.9)
Operating result before taxation	**872.4**	**49.2**	**459.3**	**636.5**	**853.5**
Taxation	(269.2)	25.8	(189.7)	(214.5)	(314.6)
Minority interests	16.9	15.3	16.5	17.8	17.5
Net operating profit	**586.3**	**59.7**	**253.1**	**404.2**	**521.4**
Non-operating items after taxation	18.7	(34.2)			
Net profit	**605.0**	**25.5**	**253.1**	**404.2**	**521.4**

Note: exchange rates

As an indication (rates on 31 March 2002):

1 EUR =USD 0,87 =GBP 0,61

Fortis
Rue Royale 20
1000 Brussels
Belgium
Telephone 32 (0)2 510 52 11
Fax 32 (0)2 510 56 26

Archimedeslaan 6
3584 BA Utrecht
The Netherlands
Telephone 31 (0)30 257 65 76
Fax 31 (0)30 257 78 35